REPORT OF SHAREHOLDER MEETING UNAUDITED

On September 26, 2005, a shareholder meeting of the OFI Tremont Market Neutral
Hedge Fund was held at which the eleven Trustees identified below were elected
(Proposal No. 1). The meeting on September 26, 2005 was adjourned until October
4, 2005 for Proposal 2. At the meeting on October 4, 2005, sub-proposals 2a and
2d were not approved and sub-proposals 2e and 2f were approved as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

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
Proposal 1.

Nominee For Withheld Total

Trustees
Matthew P. Fink           26,068.95     0.00    26,068.95
Robert G. Galli           26,068.95     0.00    26,068.95
Phillip A. Griffiths      26,068.95     0.00    26,068.95
Mary F. Miller            26,068.95     0.00    26,068.95
Joel W. Motley            26,068.95     0.00    26,068.95
John V. Murphy            26,068.95     0.00    26,068.95
Kenneth A. Randall        26,068.95     0.00    26,068.95
Russell S. Reynolds, Jr.  26,068.95     0.00    26,068.95
Joseph M. Wikler          26,068.95     0.00    26,068.95
Peter I.Wold              26,068.95     0.00    26,068.95
Clayton K. Yeutter        26,068.95     0.00    26,068.95


Proposal 2.
                                        For             Against         Abstain Total
Proposal to change the policy on
2a: Borrowing                           13,320.43       25,950.15       0.00    39,270.58

2d: Lending                             13,320.43       25,950.15       0.00    39,270.58

2e: Real Estate and Commodities         39,270.58       0.00            0.00    39,270.58

2f: Senior Securities                   39,270.58       0.00            0.00    39,270.58
